UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22149

Edge Petroleum Corporation

(Exact name of registrant as specified in its charter)

Travis Tower

1301 Travis, Suite 2000

Houston, Texas 77002

(713) 654-8960

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

5.75% Series A Cumulative Convertible Perpetual Preferred Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Common Stock: 1 holder; 5.75% Series A Cumulative Convertible Perpetual Preferred Stock: 1 holder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Edge Petroleum Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 31, 2009	By:	/s/ John W. Elias
Name: John W. Elias
Title: Chairman, President & Chief Executive Officer